UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Championlyte Holdings, Inc. (Name of Issuer)
common stock (Title of Class of Securities)
158 702 100 (CUSIP Number)
James Dale Davidson Beverage Acquisitions, Ltd. 108 N. Alfred St. Alexandria., VA 22314 703-836-8250 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 18, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (  )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 158 702 100

1.	Names of Reporting Persons. Beverage Acquisitions, Ltd. I.R.S. Identification No. 82-0576472

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,500,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,500,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) approximately 12.28%

14.	Type of Reporting Person CO
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Item 1. Security and Issuer

                   The subject company is Championlyte Holdings, Inc., f/k/a Championlyte Products, Inc., a Florida corporation ("Championlyte"). Championlyte's principal executive office is located at 2999 NE 191st St. PH2, Aventura, Florida 33180. The class of securities to which this statement relates is the common stock of Championlyte.

Item 2. Identity and Background.

(a)

Name:           This statement is filed by Beverage Acquisitions, Ltd., a Maryland corporation ("Beverage"). The current officers and directors of Beverage are as follows: James Dale Davidson is president/treasurer and director.

(b)	Residence or business address: 108 N. Alfred St., Suite 200, Alexandria, VA 22314 is the principal business address for Beverage and James Dale Davidson.

(c)	Present Principal Occupation or Employment: Beverage: investment James Dale Davidson: financial writer, works as independent contractor

(d)	Criminal Conviction: During the last five years, neither Beverage nor its officers or directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Court or Administrative Proceedings:           During the last five years, neither Beverage nor its officers and directors were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: James Dale Davidson is a U.S. citizen

Item 3. Source and Amount of Funds or Other Consideration:

                   Beverage purchased 2,550 shares of Series II Convertible Preferred shares in Championlyte for consideration of $150,015.00. The purchase money came from Beverage's own working capital, invested by its shareholders. The Convertible Preferred shares may be converted into 1,500,000 shares of common stock in Championlyte.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

investment
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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
n/a
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
n/a
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
n/a
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
n/a
(e) Any material change in the present capitalization or dividend policy of the issuer;
n/a
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

n/a
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
n/a
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

n/a
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
n/a
(j) Any action similar to any of those enumerated above.
n/a

Item 5. Interest in Securities of the Issuer.

(a)

         Beverage purchased 2,550 shares of Championlyte's Series II Convertible Preferred stock, which may be converted into 1,500,000 shares of the Issuer's common stock, par value .001. Based upon 17 C.F.R. 240.13d-3(d)(1), Beverage is deemed to be the beneficial owner of the shares of common stock which it is entitled to acquire. If Beverage converted its preferred shares into common stock, its 1,500,000 shares of common stock would constitue approximately 12.28% of the Issuer's issued and outstanding shares of common stock based upon figures provided to Beverage by Championlyte.

(b)	Beverage would have sole voting and dispositive power with respect to the shares of common stock.

(c)	None

(d)	n/a

(e)	n/a.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. none
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Item 7. Material to be Filed as Exhibits. none

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2003
By:	/s/ James Dale Davidson James Dale Davidson
Title:	President/Treasurer

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